SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for April 2023

São Paulo, May 5, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of April 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 12.5%. Total seats increased 18.0% and the number of departures increased by 17.8%. GOL's total demand (RPK) increased by 13.6% and the load factor was 78.9%.
|	GOL’s domestic supply (ASK) increased 6.0% and demand (RPK) increased by 8.4%. GOL’s domestic load factor was 79.5%. The volume of departures increased by 15.6% and seats increased by 15.8%.
|	GOL’s international supply (ASK) was 343 million, the demand (RPK) was 255 million and international load factor was 74.4%.

April/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Apr/23	Apr/22	% Var.	4M23	4M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	17,545	14,889	17.8%	73,827	63,666	16.0%	212,111	160,354	32.3%
Seats (thousand)	3,062	2,595	18.0%	12,870	11,133	15.6%	36,959	28,097	31.5%
ASK (million)	3,293	2,927	12.5%	14,466	13,037	11.0%	42,192	32,161	31.2%
RPK (million)	2,600	2,288	13.6%	11,908	10,479	13.6%	34,047	26,291	29.5%
Load factor	78.9%	78.2%	0.8 p.p	82.3%	80.4%	1.9 p.p	80.7%	81.7%	-1.1 p.p
Pax on board (thousand)	2,333	1,960	19.0%	10,268	8,706	17.9%	28,923	22,361	29.3%
Domestic GOL
Departures	16,757	14,499	15.6%	70,334	62,510	12.5%	203,056	158,893	27.8%
Seats (thousand)	2,927	2,527	15.8%	12,272	10,933	12.3%	35,404	27,846	27.1%
ASK (million)	2,950	2,783	6.0%	12,938	12,552	3.1%	38,086	31,550	20.7%
RPK (million)	2,344	2,162	8.4%	10,730	10,095	6.3%	30,777	25,813	19.2%
Load factor	79.5%	77.7%	1.8 p.p	82.9%	80.4%	2.5 p.p	80.8%	81.8%	-1.0 p.p
Pax on board (thousand)	2,234	1,903	17.4%	9,814	8,546	14.8%	27,711	22,164	25.0%
International GOL
Departures	788	390	N.M	3,493	1,156	N.M	9,055	1,461	N.M
Seats (thousand)	135	67	N.M	598	200	N.M	1,555	251	N.M
ASK (million)	343	145	N.M	1,527	485	N.M	4,106	610	N.M
RPK (million)	255	127	N.M	1,177	384	N.M	3,270	478	N.M
Load factor	74.4%	87.4%	-0.1 p.p	77.1%	79.2%	0.0 p.p	79.6%	78.3%	1.6p.p
Pax on board (thousand)	99	57	74.4%	455	160	N.M	1,213	197	N.M
On-time Departures	91.1%	94.7%	-3.6 p.p	86.7%	95.3%	-8.6 p.p	87.5%	92.8%	-5.3 p.p
Flight Completion	98.9%	99.5%	-0.6 p.p	98.4%	99.6%	-1.2 p.p	98.8%	99.4%	-0.6 p.p
Cargo Ton (thousand)	8.1	5.1	58.4%	29.3	19.8	48.1%	80.9	49.4	63.7%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for April 2023

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. SMILES. In cargo transportation. GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.7 thousand highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer